Filed Pursuant to Rule 433

File No. 333-196627

Pricing Term Sheet

$45,000,000

Independent Bank Group, Inc.

5.875% Subordinated Notes due August 1, 2024

Issuer:	Independent Bank Group, Inc. (the “Issuer”)

Security Type:

5.875% Subordinated Notes due August 1, 2024 (the “Securities”)

The Securities will be fully fungible with, rank equally with, form a single series with, have identical terms to (other than date of issuance, initial interest accrual date, first interest payment date and issue price), have the same CUSIP and ISIN numbers as, and trade interchangeably with the $65 million aggregate principal amount of the Issuer’s 5.875% Subordinated Notes due August 1, 2024, sold on July 17, 2014

Amount Offered:	$45 million

Trade Date:	June 22, 2016

Settlement Date:	June 27, 2016 (T+3)

Maturity:	August 1, 2024

Coupon:	5.875%

Interest Payment Dates:	Semiannual, 30/360 day count: February 1 and August 1 of each year, beginning August 1, 2016. The interest payable on the Securities on August 1, 2016 will accrue from and including February 1, 2016.

Purchase Price (to Investors):	98.25%, plus accrued interest from and including February 1, 2016, through, but excluding, the settlement date, which is payable by the purchasers

Underwriting Discount:	1.50%

Net Proceeds to Issuer (after underwriting discounts, but before expenses):	$43,537,500 (96.75%), plus accrued interest of $1,072,187.50 from and including February 1, 2016, through, but excluding, the settlement date, which is payable by the purchasers

Denominations:	$1,000 denominations and integral multiples of $1,000

Call Provision:	Non-Call Life

Special Event Redemption:	The Securities will not be redeemable prior to maturity unless (i) a change or prospective change in law occurs that could prevent the Issuer from deducting interest payable on the Securities for U.S. federal income tax purposes, (ii) an event occurs that precludes the Securities from being recognized as Tier 2 capital of the Issuer, or (iii) the Issuer is required to register as an investment company under the Investment Company Act of 1940, as amended.

Credit Rating:	The series of 5.875% Subordinated Notes due August 1, 2024 of the Issuer are rated BBB- by Kroll Bond Rating Agency. A rating reflects only the view of a rating agency, and it is not a recommendation to buy, sell or hold the Securities. Any rating can be revised upward or downward or withdrawn at any time by a rating agency if such rating agency decides that circumstances warrant that change.

Subordination and Ranking:	The Securities will be general unsecured subordinated obligations of the Issuer and will be subordinated in right of payment to all senior indebtedness of the Issuer as described in detail in the Prospectus. The Securities will rank equally with all of the Issuer’s other unsecured subordinated obligations from time to time outstanding, provided that the Securities will rank senior to any outstanding junior subordinated debentures issued to Issuer’s capital trust subsidiaries.

Method of Distribution:	SEC Registered, Shelf Takedown

Joint Book-Running Managers:	Sandler O’Neill + Partners, L.P. and U.S. Bancorp Investments, Inc.

Co-Managers:	Keefe, Bruyette & Woods, Inc.; Stephens Inc.; Evercore Group L.L.C.

CUSIP:	45384B AA4

ISIN:	US45384B AA44

The Issuer has filed a registration statement (including a prospectus) on Form S-3 (File No. 333-196627) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents the Issuer has filed with the SEC (including a prospectus supplement relating to the offering) for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Sandler O’Neill + Partners, L.P. toll free at 1-866-805-4128.